EXHIBIT 8.2.2

MORGAN BEAUMONT ANNOUNCES ITS PARTICIPATION IN THE VALUERICH SMALL-CAP FINANCIAL EXPO IN MIAMI

Monday, March 6, 2006

Morgan Beaumont, Inc. (OTC.BB: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE NetworkTM, today announced that it will be exhibiting and presenting at the ValueRich Small-cap Financial Expo to be held at the Hotel InterContinental in Miami, March 8-9, 2006.

Cliff Wildes, Chief Executive Officer, and Erik Jensen, President, will represent the company at the conference, and Erik Jensen is scheduled to present on Thursday, March 9 from 1:15 to 1:40 p.m. eastern time.

The ValueRich Small-cap Financial Expo will showcase approximately 50 small-cap public companies to an audience of 1,500 investment bankers, fund managers, institutional investors, brokers, research analysts, and high net worth investors.

For event information and to register, go to www.vrexpo.net . For tickets by phone or information regarding exhibiting, please call 561-832-8878.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE NetworkTM, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

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